Wyndham Hotels & Resorts, Inc.

22 Sylvan Way
Parsippany, New Jersey 07054

January 10, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Christina Chalk and Laura McKenzie

Re:	Wyndham Hotels & Resorts, Inc. Schedule 14D-9 filed December 18, 2023 File No. 005-90832

Dear Ms. Chalk and Ms. McKenzie,

Wyndham Hotels & Resorts, Inc., (the “Company”) is submitting this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 4, 2024 (the “Comment Letter”) with respect to the Company’s Schedule 14D-9 filed with the Commission on December 18, 2023 (the “Schedule 14D-9”). For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless indicated otherwise, defined terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 14D-9.

Schedule 14D-9 filed on December 18, 2023

Background of the Offer, page 11

1.
Staff’s Comment: We understand that representatives of Wyndham and Choice may have engaged in discussions relating to a potential transaction between December 12, 2023 and December 17, 2023. We note that these discussions are not described in the Schedule 14D-9 and that the latest contact between Wyndham and Choice included is Choice’s December 13, 2023 letter, as disclosed on page 26. Please revise to disclose all negotiations relating to the Offer as of the filing date of your amendment.

Response: In light of the informal nature of the communications which took place between December 12 and December 17, 2023, the Company believes that these discussions were covered by the disclosure in Item 7 and further notes that Choice has not updated its Form S-4 to reflect these discussions. However, the Company acknowledges the Staff’s comment and undertakes to revise the Schedule 14d-9 as follows (bold and underline reflects the disclosure requested):

On December 12, 2023, representatives of Kirkland met with the FTC to discuss the status of the FTC’s investigation, and to address certain matters relating to Wyndham’s responses relating to the production of voluntary information.

On December 13, 2023, Choice responded to Wyndham’s December 8 letter, denying the allegations therein.

Choice’s filing of the Offer on December 12, 2023 with unchanged terms triggered a mandatory obligation for the Wyndham Board to publish a comprehensive and transparent response to its shareholders. Before doing so and before the Wyndham Board met to discuss the Offer, consistent with fulfilling its fiduciary duties, the Wyndham Board took the extra step of having a representative of Wyndham informally contact a Choice representative to determine if there was any pathway to an actionable transaction that adequately addressed all of the concerns Wyndham had expressed, including the additional antitrust challenges resulting from the FTC’s issuance of a 17-topic information request requiring extensively detailed documents, data, and interrogatories about the parties and transaction on December 11, 2023 and franchisees’ reactions to the Offer. It became clear that Choice was unable and unwilling to address the major value gap in the Offer and still did not have a realistic view of the growing asymmetrical antitrust risk to Wyndham shareholders.

Reasons for Recommendation, page 26

2.
Staff’s Comment: We note your statement that “The Wyndham Board believes that Wyndham can deliver long-term stockholder value in excess of the risk-adjusted value reflected in the Offer.” Please describe in more detail the basis of your belief that Wyndham’s standalone growth prospects are superior relative to the Offer. This discussion should include an explanation of how the Offer value considered in this comparison was adjusted for risk and the assumptions on which these adjustments were based.

Response: The Company would like to highlight the statements on pages 29 – 31 of the Schedule 14D-9 where the Company details why it believes the Offer is inadequate. Wyndham’s standalone growth opportunities, consistent with Wyndham’s published guidance in October 2023, could provide up to $44 of incremental share price appreciation and, in the view of the Wyndham Board, represents a far more compelling value than the Offer. Wyndham’s realization of underway initiatives is expected to produce 7-10% adjusted EBITDA CAGR through 2026, creating approximately $20 per share of incremental value. In addition, Wyndham’s strong free cash flow generation over the next two years is expected to exceed $700 million, which can be deployed for organic or inorganic growth opportunities and could likely result in potential incremental value per share of approximately $8. In contrast to Choice and a potential combined Choice/Wyndham, Wyndham has significant leverage capacity beyond free cash flow, which can be used to fund incremental growth. Increasing Wyndham’s leverage to just 3.5x over the next two years provides an additional $700 million, the deployment of which could result in a further increase in share price by approximately $8. In addition, given Wyndham’s current trading levels relative to peers, a 1.0x multiple uplift could have substantial impact on value to Wyndham’s shareholders, potentially increase share price by approximately $8 per share. Neither the Offer’s stated nominal value of $90 nor its value immediately prior to the initial filing of the Schedule 14D-9 (as of December 15, 2023) of $85 represents a sufficient premium over Wyndham’s current share price of $80.61 (as of January 9, 2024) or its 2023 high of $80.87 (as of February 15, 2023).

In analyzing the value of the Offer, including in comparison to the value inherent in Wyndham’s standalone prospects, the Wyndham Board also considered certain risks associated with the consideration included in the Offer. Taking into account the significant regulatory risk associated with the Offer, the Company’s analysis of the Offer accounted for the risk that the transaction either (1) never closes and the Wyndham stockholders never receive any consideration or (2) the transaction only closes after an extended period of time which diminishes the net present value of the consideration being offered. As noted in the Schedule 14D-9 and further described below, the Wyndham Board’s review of the Offer assumed that the illusory “ticking fee” would not be paid. In addition, as noted in the Schedule 14D-9, the Company has expressed concerns about the value of Choice’s stock which forms a significant portion of the consideration in the Offer. As discussed in the Schedule 14D-9, the Company’s evaluation of the Offer also took into account the declining value of Choice’s stock since its first public disclosure of its approach to Wyndham (which directly affects the value of the consideration being offered to Wyndham stockholders) as well as the perceived lack of future upside in Choice’s stock especially as compared to Wyndham’s stock.

In response to the Staff’s comment, the Company has supplemented the Schedule 14D-9.

3.
Staff’s Comment: In your response letter, with a view to additional disclosure, explain your statement on page 28 that even if the Offer closes, “the Additional Consideration will never be payable because Choice’s Offer states that it only begins accruing on the one-year anniversary of the Minimum Tender Condition being satisfied, something that can only happen when the Offer ACTUALLY closes.” For example, explain how you are defining “satisfied” for these purposes.

Response: Pursuant to the Form S-4, Choice is not required to accept for exchange any shares of Wyndham Common Stock if (emphasis added) “immediately prior to the expiration of the Offer… any one or more of the following conditions shall not have been satisfied”.  Such conditions include the Minimum Tender Condition.  Per the terms of the Offer, the Minimum Tender Condition is only tested immediately prior to the expiration of the Offer, including because statutory withdrawal rights in a tender offer apply until expiration of the Offer (if 51% tender tomorrow and then subsequently withdraw before the expiration of the Offer, Choice would not deem that the Minimum Tender Condition is satisfied). Accordingly, the Minimum Tender Condition is only capable of being satisfied at the expiration of the Offer and, therefore, the Additional Consideration will never be payable because Choice’s Offer states that it only begins accruing on the one-year anniversary of the Minimum Tender Condition being satisfied.  We have amended the disclosure in the Schedule 14D-9 to clarify this.

4.
Staff Comment: The disclosure on page 29 indicates that Wyndham’s comparable adjusted EBITDA grew 9% during the first half of 2023. We refer to the calculation of comparable adjusted EBITDA for the six months ended June 30, 2023 in Annex D and the adjustment made to add back the quarterly timing variances from Wyndham’s marketing funds. Please tell us how you determined that this adjustment is appropriate, including your consideration of Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: Wyndham acknowledges the Staff’s comment and informs the Staff that the Company considered Rule 100(b) of Regulation G, which states that a registrant shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure, is misleading, as well as Question 100.04 of the non-GAAP Compliance and Disclosure Interpretations, which advises that non-GAAP adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP would be considered individually tailored and may cause the presentation of a non-GAAP measure to be misleading. The Company respectfully informs the Staff that it does not view comparable adjusted EBITDA to be a misleading measure. The Company views comparable adjusted EBITDA as an appropriate and meaningful supplemental measure that provides stockholders a complete perspective of adjusted EBITDA that takes into consideration the impact of the sale of Wyndham’s owned hotels and the exit of its select-service management business and the quarterly timing variances from Wyndham’s marketing funds.

Wyndham’s franchise agreements require the payment of marketing and reservation fees, and in accordance with its franchise agreements, Wyndham is generally contractually obligated to expend such marketing and reservation fees for expenses associated with operating an international, centralized reservation system, e-commerce channels such as the Wyndham’s brand.com websites, as well as access to third-party distribution channels, such as online travel agents, advertising and marketing programs, global sales efforts, operations support, training and other related services. Marketing and reservation fees are recognized as revenue when the underlying sales occur. Although Wyndham is generally contractually obligated to spend the marketing and reservation fees it collects from franchisees, the marketing and reservations costs are expensed as incurred. The marketing and reservation fees earned are generally highest during the summer season when the franchised hotels have the highest occupancy and daily rates. However, the marketing and reservation expenses are generally highest during the first half of the year, in order to drive the higher occupancy in the summer months. Accordingly, the seasonality of the marketing and reservation revenue and expenses result in variability of the marketing fund net surplus or deficit during the quarters throughout the year. As such, the Company does not view comparable adjusted EBITDA to be a misleading measure and therefore views the measure to be an appropriate and meaningful supplemental measure.

Wyndham’s adjusted EBITDA metric does not exclude the quarterly or annual variability of its marketing funds, whereas Choice’s adjusted EBITDA metric excludes the quarterly and annual variability deriving from its marketing funds. In order for investors to evaluate the comparability of the two metrics, Wyndham further adjusted its adjusted EBITDA metric to exclude the variability of the marketing funds, comparable to Choice’s presentation. We have amended the discussion on page 29 and Annex D to provide this additional information.

The Wyndham Board has Received Inadequacy Opinions from each of Deutsche Bank and PJT Partners, page 33

5.
Staff Comment: Revise the disclosure here to prominently disclose that both financial advisors assumed in rendering their opinions, at the Wyndham Board’s direction, that no Additional Consideration would be paid in the Offer. Provide the same revised disclosure throughout the Schedule 14D-9 where you reference the inadequacy opinions.

Response: The Company acknowledges the Staff’s comment and has added additional disclosure to the Schedule 14d-9.

Purposes of the Transaction and Plans or Proposals, page 37

6.
Staff’s Comment: Refer to the disclosure in the first and second paragraphs here, including your disclaimer about your intent not to disclose any negotiations in response to the Offer. While you qualify your disclaimer with the phrase “except as required by law,” Wyndham shareholders are unlikely to understand your intent or obligation to update them about any such negotiations. Please revise to clarify that Wyndham will amend the Schedule 14D-9 to promptly disclose the existence of any ongoing negotiations covered under Item 1006(d) of Regulation M-A, whether or not an agreement has been reached or terms of an alternate transaction set. See Instruction to Item 1006(d). In this regard, and regardless of your disclosure about Wyndham’s prior practices (in the first paragraph of this section), your current disclosure in paragraph two of this section affirmatively represents that you are not engaged in any negotiations required to be disclosed by Item 1006(d).

Response: Wyndham is not engaged in any negotiations required to be disclosed by Item 1006(d). As noted above, following Choice’s announcement of the Offer but before the Wyndham Board met to discuss the Offer, the Wyndham Board asked a representative to informally contact representatives of Choice to discuss if there was any pathway to an actionable transaction that adequately addressed all of the concerns Wyndham had expressed. Choice’s representatives made clear that Choice was unable and unwilling to address the major value gap in the Offer and still did not have a realistic view of the growing asymmetrical antitrust risk to Wyndham shareholders. Wyndham has revised the Schedule 14D-9 to note that the Company will update the Schedule 14D-9 if and as required by Item 1006(d) of Regulation M-A.

Cautionary Statement on Forward-Looking Statements, page 44

Staff’s Comment: We note the reference to the Private Securities Litigation Reform Act of 1995. Please note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise accordingly.

Response: The Company has revised the disclosure on page 44 of the Schedule 14D-9 to remove any references to the Private Securities Litigation Reform Act of 1995.

* * *

If you have any questions with respect to the foregoing, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 or Carlo F. Zenkner of Kirkland & Ellis LLP at (212) 390-4109.

Very truly yours,

/s/ Paul F. Cash

Paul F. Cash